Avricore Health Inc.

(former VANC Pharmaceuticals Inc.)

Unaudited condensed interim

consolidated financial statements

For the three and nine months ended September 30, 2018

Notice to Reader

Management has prepared the unaudited condensed interim consolidated financial statements for Avricore Health Inc. (former VANC Pharmaceuticals Inc.) (the Company) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2018.

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed In Canadian Dollars)

	Note	September 30, 2018	December 31, 2017
		$	$
ASSETS

Current Assets
Cash and cash equivalents		300,614	559,733
Accounts receivable	5	222,786	450,437
Prepaid expenses	6	553,983	452,953
Inventories	7	185,855	211,225
		1,263,238	1,674,348

Equipment	8	34,784	89,721
Intangible assets	9	1,516,815	1,136,117
Total Assets		2,814,837	2,900,186

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	10	204,778	302,089
Asset acquisition liability	4	-	100,000
		204,778	402,089
SHAREHOLDERS’ EQUITY
Share capital	11	20,284,820	18,340,491
Shares to be issued	4	462,933	973,333
Reserves	11	5,121,483	4,275,882
Deficit		(23,259,177)	(21,091,609)
		2,610,059	2,498,097
Total Liabilities and Shareholders’ Equity		2,814,837	2,900,186

Commitments (Note 17)

Segmented information (Note 19)

Approved and authorized on behalf of the Board of Directors on November 29, 2018.

    “Sukhwinder Bob Rai”                                              “David Hall”

Sukhwinder Bob Rai, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these financial statements

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

		Three months ended September 30		Nine months ended September 30,
	Note	2018	2017	2018	2017

		$	$	$	$
Revenue
Sales		30,737	523,088	500,612	1,355,774
Marketing, promotional incentives		(33,694)	(398,646)	(188,688)	(930,597)
Net sales		(2,957)	124,442	311,924	425,177

Cost of Sales		94,694	46,108	199,535	229,634

Gross Profit		(97,651)	78,334	112,389	195,543

Expenses
Product registration and development	12	70,398	71,628	218,230	170,499
Selling and marketing	13	191,874	176,378	544,777	523,482
Amortization		184,705	7,755	440,117	23,263
General and administrative	14	206,767	152,767	614,663	398,381
Professional fees		56,384	169,945	171,060	224,919
Share-based compensation	11	9,300	51,460	333,601	177,493
		719,428	629,933	2,322,448	1,518,037
Other income (expense)
Finance costs		-	-	(342)	-
Other income		17,750	7,971	23,626	27,539
Gain on debt settlement		178,285	-	178,285	-
Write-down of inventories	7	(61,755)	(56,359)	(159,078)	(447,717)

Net loss and comprehensive loss for the period		(682,799)	(599,987)	(2,167,568)	(1,742,672)

Basic and Diluted Loss Per Share		(0.02)	(0.03)	(0.07)	(0.10)
Weighted Average Number of Common Shares Outstanding		32,072,877	20,231,922	32,072,877	16,828,600

Segmented information (Note 19)

The accompanying notes are an integral part of these financial statements

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2016	15,001,306	16,320,006	-	209,774	3,743,105	(18,354,892)	1,917,993
Private placements	5,735,326	860,299	-	-	-	-	860,299
Share issuance cost	-	(15,410)	-	8,210	-	-	(7,200)
Share-based compensation	-	-	-	-	177,493	-	177,493
Net loss	-	-	-	-	-	(1,742,672)	(1,742,672)
Balance, September 30, 2017	20,736,632	17,164,895	-	217,984	3,920,598	(20,097,564)	1,205,913

Balance, December 31, 2017	27,860,623	18,340,491	973,333	221,388	4,054,494	(21,091,609)	2,498,097
Shares issued for cash	5,327,335	771,504	-	9,332	-	-	780,836
Exercise of warrants	2,975,500	603,310	-	(8,210)	-	-	595,100
Shares issued for services	233,450	43,915	-	-	-	-	43,915
Acquisition of HealthTab Inc.	1,760,000	325,600	(510,400)	-	-	-	(184,800)
Acquisition of Corozon Platform	909,090	200,000	-	-	-	-	200,000
Acquisition of distribution rights	-	-	-	510,878	-	-	510,878
Share-based compensation	-	-	-	-	333,601	-	333,601
Net loss	-	-	-	-	-	(2,167,568)	(2,167,568)
Balance, September 30, 2018	39,065,998	20,284,820	462,933	733,388	4,388,095	(23,259,177)	2,610,059

The accompanying notes are an integral part of these financial statements

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Cash Flows

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

	Nine months ended September 30,
	2018	2017
	$	$
Operating Activities
Net loss	(2,167,568)	(1,742,672)
Adjustment for the non-cash items:
Amortization	440,117	23,263
Share-based payments	333,601	177,493
Write-down of inventories	159,078	391,358
Finance cost	-	447,717
Gain on debt settlement	(178,286)	-
Services paid in shares	37,401	-

Change in working capital items:
Accounts receivable	227,651	226,134
Prepaid expenses and deposits	(101,030)	(287,421)
Inventories	(133,708)	95,020
Accounts payable and accrued liabilities	(76,478)	(144,089)
Net cash used in operating activities	(1,459,222)	(1,204,555)

Investing Activities
Intangible assets	(120,833)	-
Purchase of equipment	(5,000)	-
Net cash used in investing activities	(125,833)	-

Financing Activities
Proceeds from issuance of shares, net	730,836	853,099
Proceeds from exercise of options	-	-
Proceeds from exercise of warrants	595,100	-
Net cash provided by financing activities	1,325,936	853,099

Increase (Decrease) in Cash	(259,119)	(351,456)
Cash and Cash Equivalents, Beginning of Period	559,733	427,482
Cash and Cash Equivalents (Bank Overdraft), End of Period	300,614	76,026

Cash and Cash Equivalents (Bank Overdraft) Consist of:
Cash	283,888	66,026
Guaranteed Investment Certificates	16,726	10,000
Cash and cash equivalents (Bank overdraft)	300,614	76,026

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these financial statements

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (former VANC Pharmaceuticals Inc.) (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals and point of care technology and point of care tests.

The interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements.

The interim consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Nine months ended September 30, 2018	Year ended December 31, 2017
	$	$
Deficit	(23,259,177)	(21,091,609)
Working capital	1,058,460	1,272,259

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives the majority of its gross sales from four distributors for the nine months ended September 30, 2018. The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.BASIS OF PRESENTATION

a)Statement of Compliance and basis of presentation

The interim consolidated financial statements for the nine months ended September 30, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual financial statements for the year ended December 31, 2017.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

b)Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the period presented.

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(a). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Consistency of presentation

The Company retains the presentation and classification of items in the financial statements from the previous period; however, some items on the statement of operations and comprehensive loss were reclassified to improve the presentation of financial statements.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiary, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc. During the reporting period, Vanc Marine Pharmaceuticals Inc. was dormant with neither transactions nor balances.

d)Changes in accounting standards

IFRS 9 – Financial Instruments

The Company adopted IFRS 9, which replaced IAS 39 – Financial Instruments: Recognition and Measurement, in its consolidated financial statements beginning January 1, 2018.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities, however it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9 there are three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and lost (“FVTPL”). The classification of financial assets under IFRS 9 is based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. The new impairment model applies to financial assets measure at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The adoption of IFRS 9 did not have a material impact on the Company’s consolidated financial statements.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. The adoption of IFRS 15 did not have a material impact on the Company’s consolidated financial statements.

e)Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company as at and for the year ended December 31, 2017.

a)Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates.  Any unsold products with short shelf life and expired products are written-off.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgments

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

4.ACQUISITION

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);

•Issue 880,000 common shares no later than 125 days after the closing date (issued) (Notes 11 and 19);

•Issue 880,000 common shares no later than 245 days after the closing date (issued);

•Issue 906,667 common shares no later than 365 days after the closing date;

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019; and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

The shares to be issued have been valued based on the Company’s share price on the acquisition. Due to the uncertainty associated with future revenue derived from HealthTab, the Company has estimated the 2019 and 2020 share issuances to be $100,000 each.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date, December 28, 2017:

$
Purchase consideration:
Cash	100,000
Asset acquisition liability	100,000
Shares to be issued	973,333
Acquisition costs	28,806
1,202,139

Net assets acquired:
Cash	38
Equipment	64,608
Intangible assets	1,140,283
Accounts payable and accrued liabilities	(2,790)
Total net assets acquired	1,202,139

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	September 30, 2018	December 31, 2017
	$	$
Trade receivables	154,905	425,284
GST receivable	67,881	24,995
Employee advances	-	158
	222,786	450,437

6.PREPAID EXPENSES AND DEPOSITS

The closing balance consists of the deposits for inventory purchases and prepaid expense to vendors of $514,078 (December 31, 2017 – $437,137), security deposit for office of $8,420 (December 31, 2017 - $8,420), prepaid business insurance of $19,485 (December 31, 2017 - $7,396) and security deposits of $12,000 (December 31, 2017 - $Nil).

7.INVENTORIES

At September 30, 2018 and December 31, 2017, the Company’s inventory consists of the following:

	September 30, 2018	December 31, 2017
	$	$
Work in process	52,275	39,845
Finished goods	133,581	171,380
	185,856	211,225

Inventories expensed to cost of sales during the nine months ended September 30, 2018 are $116,861 (2017 - $198,588). During the nine months ended September 30, 2018, the Company recorded a write-down of inventory of $159,078 (2017 - $447,717).

8.EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
Cost	$	$	$	$	$
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Additions	5,000	-	-	-	5,000
Balance, September 30, 2018	12,491	66,870	38,896	24,182	142,439

Accumulated Amortization
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Amortization	451	55,188	3,050	1,248	59,937
Balance, September 30, 2018	2,063	57,318	28,392	19,882	107,655

Carrying value
As at December 31, 2017	5,879	64,740	13,554	5,548	89,721
As at September 30, 2018	10,428	9,552	10,504	4,300	34,784

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

9.INTANGIBLE ASSETS

Cost	$
Balance, December 31, 2017	1,140,283
Acquired distribution rights	510,878
Balance, September 30, 2018	1,651,161

Accumulated Amortization
Balance, December 31, 2017	4,166
Amortization	348,930
Balance, September 30, 2018	353,096

Carrying value
As at December 31, 2017	1,136,117
As at September 30, 2018	1,298,065

On April 11, 2018, the Company entered into an asset purchase agreement with Corozon Consulting Corporation for the acquisition of the Corozon Platform. The Corozon Platform consists of two complementary modules: Corozon Academy which offers practical professional education to community pharmacists and Corozon Hardware which is an e-commerce portal that allows pharmacists to order point-of-care diagnostic devices and supplies. For consideration, the Company will pay twelve monthly instalments totaling $50,000 ($20,833 paid) and issue 909,090 common shares valued at $200,000 (issued) (Notes 11 and 19).

On April 15, 2018, the Company entered into a supply and distribution agreement with Emerald Health Therapeutics, Inc. (“Emerald”) to sell and distribute certain proprietary endocannabinoid-supporting products in Canada to licensed pharmacies. For consideration, the Company issued 3,030,303 warrants to Emerald valued at $510,878 to acquire 3,030,303 common shares of the Company at a price of $0.33 per share until April 15, 2020 (issued) (Notes 11 and 19).

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	September 30, 2018	December 31, 2017
	$	$
Trade accounts payable	157,675	160,249
Accrued liabilities	47,103	141,840
	204,778	302,089

During the nine months ended September 30 2018, the Company issued 233,450 common shares to Lampyon Canada Inc. valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018, of which $27,600 was included in accounts payable and $11,962 was included in prepaid expenses (Notes 11 and 19).

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

11.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

On June 26, 2017, the Company closed a private placement and issued 4,408,659 units at a price of $0.15 per unit for gross proceeds of $661,299.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until June 26, 2022. The Company paid finder’s fees of $7,200 in cash and issued 48,000 finder’s warrants valued at $8,210.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until June 26, 2022.

On August 3, 2017, the Company closed a private placement and issued 1,326,667 units at a price of $0.15 per unit for gross proceeds of $199,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until August 3, 2022.

On November 27, 2017, the Company closed a private placement and issued 4,850,000 units at a price of $0.15 per unit for gross proceeds of $727,500.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022. The Company paid finder’s fees of $3,300 in cash and issued 22,000 finder’s warrants valued at $3,404.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until November 27, 2022.

On December 8, 2017, the Company issued 2,274,000 common shares related to 2,274,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $454,800.

On January 11, 2018, the Company issued 200,000 common shares related to 200,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $40,000.

On January 15, 2018, the Company issued 164,000 common shares related to 164,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $32,800.

On January 22, 2018, the Company issued 177,500 common shares related to 177,500 warrants with an exercise price of $0.20 being exercised for gross proceeds of $35,500.

On February 9, 2018, the Company issued 50,000 common shares related to 50,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $10,000.

On April 25, 2018, the Company issued 2,000,000 common shares related to 2,000,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $400,000.

On April 27, 2018, the Company issued 880,000 common shares valued at $255,200 related to the acquisition of HealthTab (Notes 4 and 19).

On May 10, 2018, the Company issued 384,000 common shares related to 384,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $76,800.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

On May 31, 2018, the Company issued 909,090 common shares valued at $200,000 related to the acquisition of the Corozon Platform (Notes 8 and 19).

On June 14 2018, the Company issued 182,992 common shares to Lampyon Canada Inc. valued at $36,598 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018. (Notes 10 and 19).

On July 31, 2018, the Company closed a private placement and issued 5,327,335 units at a price of $0.15 per unit for gross proceeds of $799,100.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.33 per share until July 27, 2020. The Company paid finder’s fees of $13,320 in cash and issued 88,800 finder’s warrants valued at $9,332. The finder’s warrants are exercisable to purchase one common share of the Company at $0.33 per share until July 31, 2020.

On August 8 2018, the Company issued 50,458 common shares to Lampyon Canada Inc. valued at $7,316 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

On August 23, 2018, the Company issued 880,000 common shares valued at $145,200 related to the acquisition of HealthTab (Notes 4 and 19).

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three month period.

The changes in share options including those granted to directors, officers, employees and consultants during nine months ended September 30, 2018 are summarized as follows:

	Nine months ended September 30, 2018		Year ended December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	2,420,000	$0.24	1,460,938	$1.38
Options granted	665,000	$0.23	2,420,000	$0.24
Expired/Cancelled	(415,000)	$0.24	(1,460,938)	$1.38
Exercised	-	-	-	-
Ending Balance	2,670,000	$0.23	2,420,000	$0.24
Exercisable	2,641,250	$0.23	1,188,750	$0.22

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

The following table summarizes information about share options outstanding and exercisable as at September 30, 2018:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.22	January 27, 2022	300,000	300,000
$0.15	July 20, 2022	150,000	150,000
$0.15	August 3, 2019	75,000	75,000
$0.15	September 27, 2022	150,000	150,000
$0.28	November 15, 2022	150,000	150,000
$0.28	December 8, 2022	1,330,000	1,301,250
$0.24	March 27, 2023	200,000	200,000
$0.21	April 11, 2023	175,000	175,000
$0.125	September 12, 2023	140,000	140,000
		2,670,000	2,641,250

Share-based compensation

Share-based compensation of $333,601 were recognized during nine months ended September 30, 2018 (2017 - $177,493) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	Nine months ended September 30, 2018	Year ended December 31, 2017
Expected life	5.0 years	2.0 – 5.0 years
Volatility	142% - 157%	148% - 164%
Dividend yield	0%	0%
Risk-free interest rate	2.03% - 2.24%	1.23% - 1.69%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Nine months ended September 30, 2018		Year ended December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	8,381,326	$0.20	-	-
Warrants issued	5,416,135	$0.33	10,655,326	$0.20
Expired/Cancelled	-	-	-	-
Exercised	(2,975,500)	$0.20	(2,274,000)	$0.20
Outstanding	10,821,961	$0.27	8,381,326	$0.20

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

The following table summarizes information about warrants outstanding and exercisable as at September 30, 2018:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.33	July 31, 2020	5,416,135
		10,821,961

During the nine months ended September 30, 2018 and year ended December 31, 2017, the fair value of the warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

	Nine months ended September 30, 2018	Year ended December 31, 2017
Expected life	2.0 years	5.0 years
Volatility	154% - 169%	154% - 159%
Dividend yield	0%	0%
Risk-free interest rate	2.05% - 2.10%	1.15% - 1.62%

12.PRODUCT REGISTRATION AND DEVELOPMENT

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
			$	$
Payroll	49,645	41,291	179,761	98,286
Product registration and licensing fees	20,753	30,337	38,469	72,213
	70,398	71,628	218,230	170,499

13.SELLING AND MARKETING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
			$	$
Payroll (sales personnel)	41,757	69,701	132,244	259,863
Marketing and advertising	117,040	66,600	321,055	120,304
Distribution	33,077	27,430	90,495	78,313
Travel	-	12,647	983	65,002
	191,874	176,378	544,777	523,482

14.GENERAL AND ADMINISTRATIVE EXPENSES

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
			$	$
Management and consulting fees	139,156	60,000	365,951	143,900
Payroll	459	13,865	30,534	62,278
Office maintenance	25,675	40,466	56,497	59,024
Travel	4,468	9,044	29,077	18,529
Insurance	(135)	-	13,431	24,663
Rent	12,740	12,315	37,597	36,729
Seminar and conferences	-	-	15,082	-
Filing and registration fees	23,591	16,183	64,067	51,425
Bank service charges	962	894	2,734	1,833
Foreign exchange	(149)	-	(307)	-
	206,767	152,767	614,663	398,381

15.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
			$	$
Accounting fees	19,333	-	44,333	-
Management and consulting fees	-	51,000	-	134,900
Salaries and benefits	68,599	-	222,730	-
Share-based compensation	(17,256)	23,018	266,867	115,875
	70,676	74,018	533,930	250,775

As at September 30, 2018, there was $nil (December 31, 2017 - $13,152) due to related parties included in accounts payable and accrued liabilities.

16.CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2018.

17.COMMITMENTS

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. In September 2017, the Company extended the lease. Total future minimum lease payments under these contracts are as follows:

September 30, 2018
$
Within 1 year	38,865
2 years	64,127
102,992

18.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 47% of trade receivables are due from one customer at September 30, 2018 (December 31, 2017 – 35% from one customer).

Pursuant to their collective terms, accounts receivable from customers were aged as follows:

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

	September 30, 2018	December 31, 2017
	$	$
0 – 30 days past due	38,291	274,755
31 – 60 days past due	38,606	7,055
61 – 90 days past due	35,084	15,387
Over 90 days past due	93,214	128,087
	205,195	425,284

As at September 30, 2018, the allowance for doubtful accounts receivable was $50,765 (December 31, 2017 – $59,045).

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at September 30, 2018, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $204,778 (December 31, 2017 - $302,089) and asset acquisition liability of $Nil (December 31, 2017 - $100,000).

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, accrued liabilities and asset acquisition liability carrying amounts approximate fair value due to their short-term maturity;

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

19.SEGMENTED INFORMATION

The company has the following business divisions:

•Products Business Division
Marketing and distribution of generic and over-the-counter (OTC) pharmaceutical products and, through the Company's Corozon Platform, the distribution of point of care screening devices and related supplies and training materials.

•Point of Care Business Division
Point of care screening services provided through the Company's HealthTab system and software platform.

Summarized financial information concerning reportable segments is shown in the following tables:

	VANC	HealthTab	Total
	$	$	$
Accounts receivable	222,311	475	222,786
Inventories	185,855	-	185,855
Equipment	24,585	10,199	34,784
Intangible assets	665,769	851,046	1,516,815

Accounts payable	199,598	5,180	204,778

19.SEGMENTED INFORMATION

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

VANC Pharmaceuticals
	30-Sep-18	30-Sep-18	30-Sep-17	30-Sep-17
	9 months	3 months	9 months	3 months
Revenue	$	$	$	$
Sales	492,134	28,548	1,355,774	523,088
Marketing, promotional incentives	(188,688)	(34,220)	(930,597)	(398,646)
Net sales	303,446	(5,672)	425,177	124,442
Cost of sales	187,243	85,043	229,634	46,108

Gross profit	116,203	(90,715)	195,543	78,334

Expenses
Product registration and development	218,230	70,398	170,499	71,628
Selling and marketing	544,146	191,243	523,482	176,378
Amortization	100,796	(142,084)	23,263	7,755
General and administrative	544,102	137,656	398,381	152,767
Professional fee	170,384	55,708	224,919	169,945

HealthTab
	30-Sep-18	30-Sep-18	30-Sep-17	30-Sep-17
	9 months	3 months	9 months	3 months
Revenue
Sales	8,478	2,189	-	-
Marketing, promotional incentives	-	-	-	-
Net sales	8,478	2,189	-	-
		-
Cost of sales	12,292	9,651	-	-

Gross profit	(3,814)	(7,462)	-	-

Expenses
Product registration and development	-	-	-	-
Selling and marketing	631	105	-	-
Amortization	339,321	326,789	-	-
General and administrative	70,561	36,327	-	-
Professional fee	676	676	-	-

20.SUPPLEMENTAL CASH FLOW INFORMATION

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For nine months ended September 30, 2018 and 2017

(Unaudited)

(Expressed In Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Cash paid for interest	-	-	-	-
Cash paid for income taxes	-	-	-	-
	-	-	-	-

On April 27 and August 23, 2018, the Company issued in total 1,760,000 common shares valued at $325,600 related to the acquisition of HealthTab (Notes 4 and 11).

On May 31, 2018, the Company issued 909,090 common shares valued at $200,000 related to the acquisition of the Corozon Platform (Notes 8 and 11).

On June 14 2018, the Company issued 182,992 common shares to Lampyon Canada Inc. valued at $39,562 in consideration for services. On August 8 2018, the Company issued 50,458 common shares to Lampyon Canada Inc. valued at $7,316 in consideration for services.

On April 15, 2018, the Company entered into a supply and distribution agreement with Emerald Health Therapeutics, Inc. (“Emerald”) to sell and distribute certain proprietary endocannabinoid-supporting products in Canada to licensed pharmacies. For consideration, the Company will issue 3,030,303 warrants to Emerald to acquire 3,030,303 common shares of the Company at a price of $0.33 per share until April 15, 2020 (issued) (Notes 9 and 11).